JEFFREY G. KLEIN, P.A.

2600 North Military Trail, Suite 270

Boca Raton, Florida 33431

Telephone: (561)997-9920	Telefax: (561)241-4943

May 13, 2008

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention:

Re:

Paramount Gold and Silver Corp. (the “Company”)

Registration Statement of Form S-3

File No. 333-148831

Filed: January 24, 2008

Form 10-KSB/A for the Fiscal Year Ended June 30, 2007

As amended on February 29, 2008

File No. 1-33630

Filed February 29, 2008

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated February 20, 2008.

1. With respect to comment No. 1 regarding the Company’s incorporation under the name PanelMaster, Corp. and the subsequent name change to Paramount Gold Mining Corp.:

Please be advised that PanelMaster, Corp.  was incorporated on March 29, 2005. On April 14, 2005, Alex Kaplun, the president of PanelMaster, Corp. at that time, filed a Certificate of Amendment to the Certificate of Incorporation changing the name to Paramount Gold Mining Corp.  On April 18, 2005 Mr. Kaplun tendered his resignation and Mr. Crupi was then appointed as the Company’s sole officer and director.

We have no knowledge why this entity was incorporated under the name PanelMaster, Corp. or that it was being incorporated using a name similar to that of a corporation(s) whose Certificate of Incorporation had expired with the Delaware Secretary of State.  Corporate counsel for the Company was John Karlsson, an attorney located in Vancouver, British Columbia Canada.  Mr. Karlsson, without Mr. Crupi’s knowledge or consent, engaged the services of Roger Shoss, an attorney located in Houston, Texas. Mr. Shoss, either individually or with the assistance of Nicolette Loisel, another attorney located in Houston, Texas, apparently  facilitated the filing of the Certificate of Incorporation for PanelMaster, Corp. and the subsequent amendments thereto. At no time did Mr. Karlsson advise Mr. Crupi of the existence of any other preexisting entity with a name similar to PanelMaster, Corp.

Mr. Crupi, the current chief executive officer of the Company, did not assume his position as the Company’s president until April 18, 2005 and at that time the name of the Company was Paramount Gold Mining Corp. Mr. Crupi at all times relied on information provided to him by Mr. Karlsson, a licensed attorney.

2.  With respect to comment 2 and any prior relationship with prior management of PanelMaster, Corp. as well as any confirmation that Panelmaster was a defunct company.

Please be advised that Mr. Crupi does not know Alex Kaplun.  Mr. Crupi never spoke with Mr. Kaplun and to this day, has never had any conversation or relationship with Mr. Kaplun.  Mr. Kaplun is identified as PanelMaster, Corp.’s president pursuant to the filing of the Company’s Certificate of Amendment of Certificate of Incorporation. No other individual is identified as an officer or director of PanelMaster, Corp. nor does Mr. Crupi have any knowledge of any prior officer or director of PanelMaster, Corp.

We are unaware if Mr. Karlsson undertook any search of the corporate records of the Delaware Secretary of State.  Based upon our subsequent search of the Delaware corporate records,  we have determined that PanelMaster Corp. was not a defunct Delaware corporation. Rather, there were two other entities with similar names that were previously formed in the state of Delaware, Panel Masters Inc. and Panelmaster Corporation.  Each of these entities was declared void in 2000 for non-payment of franchise taxes.  At no time did Mr. Karlsson advise Mr. Crupi of the existence of these corporate entities or that either had been dissolved by the Secretary of State. Mr. Crupi at all times relied on the advice and/or due diligence undertaken by Mr. Karlsson.   Neither Mr. Crupi nor any member of the Company’s Board of Directors had knowledge whether Mr. Karlsson at any time prior to March 2008 knew of the existence of either Panel Masters Inc. or Panelmaster Corporation or that either was a defunct Delaware corporation.

In addition, neither Mr. Crupi nor any member of the Board of Directors had any prior relationship with either Panelmaster Corporation or Panel Masters Inc.

As to any required consents under Delaware law to use the name “PanelMaster” please be advised that when forming a new corporation in Delaware, the Delaware Secretary of State will accept the filing of the certificate of incorporation unless there is a pre-existing corporation/entity with a name which is identical or so close that the Secretary of State deems there to be a material risk of confusion. At the time of filing the certificate of incorporation for PanelMaster, Corp., in March 2005, there was not a corporate entity in existence in Delaware with a name that would require a consent to be obtained.  Panel Masters Inc. was incorporated in the state of Delaware in March 1998 and subsequently dissolved in March 2000 for non-payment of franchise taxes. In March 1998, Muse Mfgr. Corp. was incorporated in the state of Delaware.  In September 1998, a certificate of amendment was filed to change the company’s name from Muse Mfgr. Corp. to Panelmaster Corporation. This entity was also declared void for non-payment of franchise taxes in March 2000.  Since both of these entities were declared void five years prior to the incorporation of PanelMaster, Corp.,  it would not appear that any consent would have been required to use the name “PanelMaster” in the state of Delaware. If such a Delaware entity had existed, a consent to use the name would have been required.  Please note: the information contained in this paragraph is strictly the result of the Company’s due diligence and further investigation of Delaware law undertaken in March 2008. Mr. Crupi and the Company are without knowledge with respect to any attempts by any party to contact any individual associated with either Panelmaster Corporation or Panel Masters Inc.

3. With respect to comment 3 regarding the name change from PanelMaster, Corp. to Paramount Gold Mining Corp. less than one month after incorporation:

Reference is made to our response to comment 1. Mr. Crupi was relying on Mr. Karlsson with respect to corporate formation activities. Mr. Crupi was not aware of any other attorney who was involved with any corporate formations or name change, nor did Mr. Karlsson advise Mr. Crupi of these activities.

Mr. Crupi was appointed president of the Company with the intent of starting an exploratory mining business. Mr. Karlsson chose the name Paramount Gold Mining Corp. and advised Mr. Crupi that this entity was incorporated in  the state of Delaware.

4.

With respect to comment 4 regarding a previously issued CUSIP number and ticker symbol:

Please be advised that neither Mr. Crupi nor any member of the Company’s Board of Directors was aware of any previously assigned CUSIP number or ticker symbol to any entity with a name similar to PanelMaster, Corp.  The only documentation ever provided to Mr. Crupi with respect to the application for, or assignment of, a CUSIP number for Paramount Gold Mining Corp was a notice from the CUSIP Service Bureau assigning a CUSIP number to Paramount Gold Mining Corp. There was no indication on the notice from the CUSIP Service Bureau that this was a new CUSIP number for a newly formed corporate entity, PanelMaster, Corp., or a new CUSIP number for an entity which was previously assigned a CUSIP number  ( either “Panelmaster Corporation or Panel Masters Inc. ”).

Neither Mr. Crupi nor the Company’s Board of Directors, had knowledge as to how the OTCBB , was informed about the name change. No documentation was provided by Mr. Karlsson or any other party as to any communication with the OTCBB.  Notwithstanding the foregoing, based on documentation which I was able to review, but not copy, at the Commission’s office in Miami, Florida on March 20, 2008, it appears that Mr. Shoss sent a letter to NASDAQ reorganization regarding the name change. We have no knowledge of any other information or communication with respect to this matter.

5. With respect to comment number five regarding the history of the Company’s share issuance:

A partial response with respect to comment 5 in connection with the issuance of shares of our common stock contains confidential information that we are providing the staff on a supplemental basis.  We have requested confidential treatment for Exhibit numbers one and two pursuant to Rule 83 of the SEC’s rules and regulations relating to Commission records and information.

As to the discrepancy between the 39 shareholders of record as of August 31, 2006 and the 1,800 shareholders of record identified in the Company’s Form SB-2 as of June 26, 2007, please be advised that the number of shareholders reported in the filing was based on the Company’s NOBO list of shareholders instead of the number of shareholders of record. The Company has confirmed with its transfer agent that as of March 31, 2008, there are 165 shareholders of record.  As we are filing a further amendment to the Company’s annual report for the year ended June 30, 2007 we will make this correction.

We acknowledge that on February 9, 2006, the Company filed a Form 10-SB/A as referenced in your comment letter. After further review of the Company’s shareholder registry, we confirm that as of December 12, 2005 there were 29,225,452 shares of common stock issued and outstanding.  As of February 9, 2006, there were 30,243,567 shares of common stock issued and outstanding.  Any discrepancies between the number of issued and outstanding shares of common stock as reported in the filing, and any disclosures contained therein and/or footnotes to the financial statements, was the result of timing differences between board authorization, the dates reported and the number of issued and outstanding shares as reported by the Company’s transfer agent.

All of the share of common stock issued by the Company were issued pursuant to one or more of the following exemptions from registration:

Section 4(2) of the Securities Act.

 Rule 506 of Regulation D under the Securities Act of 1933; and

Regulation S of the Securities Act.

We respectfully submit that, based on the foregoing, no amendments to the Form 10-SBA or the Form SB-2 are necessary or should be required in connection with the staff’s comments. We will make appropriate adjustments in future filings as noted in this response letter when appropriate.

6. With respect to comment 6, regarding the required signatures on Form S-3:

We have amended our Form S-3 to indicate that Lucie Letellier is the Company’s chief financial officer and chief accounting officer.

7. With respect to comment 7, regarding the determinations made by the Company’s officers and directors with respect to its controls and procedures we have determined that:

That the Company maintains reasonably detailed records to accurately and fairly reflect the transactions and disposition of the Company’s assets.

That the Company’s transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with either management’s authorization or the authorization of the Company’s Board of Directors.

That the controls and procedures currently in place will provide for timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Please be advised that the Company will further amend its annual report for the year ended June 30, 2007 with respect to management’s conclusions with respect to the Company’s  controls and procedures to include the foregoing.

Paramount Gold and Silver Corp. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
Paramount Gold and Silver Corp.